August 1, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Enduro Resource Partners LLC Enduro Royalty Trust Amendment No. 3 to Registration Statement on Form S-1 File No. 333-174225 Filed July 29, 2011
Ladies and Gentlemen:
               Set forth below are the responses of Enduro Resource Partners LLC, a Delaware limited liability company (“Enduro Sponsor”), and Enduro Royalty Trust (the “Trust” and, together with Enduro Sponsor, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 29, 2011 with respect to the above-referenced Registration Statement (the “Registration Statement”).
               Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 4, unless otherwise indicated.

Amendment No. 3 to Registration Statement on Form S-1
General
1.	We remind you of prior comments 1 through 4 from our letter to you dated June 13, 2011.

Response: The Registrants acknowledge the Staff’s prior comments 1 through 4 from the Staff’s letter dated June 13, 2011. In that regard, the Registrants note the following:
•	appropriate corresponding changes to all disclosure to which a comment relates have been made and, to the extent parallel information appears at more than one place in the document, the Registrants have provided page references to all responsive disclosure;

•	all omitted exhibits, including the opinions of counsel regarding trust and tax matters and any material contracts, have either been previously filed or filed with Amendment No. 4;

•	all blanks in the Registration Statement, other than information permitted to be omitted under Rule 430A, will be filled in;

•	the Registrants are monitoring the need to provide updated financial statements and auditor’s consents, and have included updated auditor’s consents with Amendment No. 4;

•	the trust units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	the Registration Statement does not include any information that may change prior to effectiveness; and

•	prior to submitting a request for accelerated effectiveness of the Registration Statement, the Registrants will ensure that the Staff has received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements.
Risk Factors, page 17
The amount of cash available for distribution by the trust could be reduced...,page 27
2.	We note your response to prior comment 5 from our letter to you dated July 28, 2011, and your disclosure regarding insurance coverage maintained by your sponsor. Please revise your filing to clarify how such insurance affects the Trust and the net profits interest to be conveyed to the Trust prior to the closing of this offering. For example, and without limitation, we note your response to prior comment 3 from our letter to you dated July 20, 2011 that the Trust does not have any insurance relating to the operations of the Underlying Properties, and that the Trust will receive the benefit of the sponsor’s insurance. Please revise to clarify how the Trust will receive such benefit.

Response: The Registrants have revised page 27 of the Registration Statement in response to the Staff’s comment.
Engineering Comment
3.	In regards to your response to prior comment 9 of our letter to you dated July 28, 2011, it does not appear that you have provided actual evidence that it is reasonably certain to expect that horizontal wells completed in the Haynesville Shale will produce for fifty years. We do not agree that the fact that the economic software program indicates that economic production will or can go on for fifty years means that it is reasonably certain it will do so. We believe, in relatively new developments, where no analogy exists for the estimated life of the producing wells, proved reserves should be limited to well lives that are more reasonably certain until such time the evidence for longer well lives is more compelling.

Therefore, please revise your document to limit the proved reserves from the Haynesville Shale to well lives that are more reasonably certain based on what has been demonstrated historically. As these wells exhibit strong hyperbolic declines early in their production history, a shorter more reasonable well life will not necessarily reduce the reserves in the same proportion as the reduction in well life. Please revise your reserves and document accordingly.

Response: The Registrants acknowledge the Staff’s comment and have revised Enduro Sponsor’s 2010 proved reserves in the Registration Statement and made the appropriate changes to the reserves table. Please see the map on the inside cover page of the prospectus, pages 2-4, 14, 38, 52-53, 59, 62, 66-68 and ENDURO-2 of the Registration Statement, pages F-8, F-9 and F-10 of the Predecessor Underlying Properties financial statements and ENDURO F-50 and ENDURO F-51 of Enduro Sponsor’s financial statements. Please also see updated reserve reports in Annex A-1, Annex B and Annex C to the Registration Statement.
               Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.

Very truly yours,
/s/ Sean T. Wheeler

Sean T. Wheeler
of LATHAM & WATKINS LLP

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
             Chief Operating Officer
Kimberly A. Weimer, Vice President and
             Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP

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